UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Bakers Footwear Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

057465106

(CUSIP Number)

May 9, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057465106	13G	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Private Equity Management Group Inc. 20-8904589
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 400,000
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 400,000
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1)
12	TYPE OF REPORTING PERSON* CO

(1)	Based upon 7,055,856 shares of Common Stock outstanding as of May 9, 2008, as reported on the Issuer’s Form S-3 filed with the Securities & Exchange Commission on May 9, 2008.

Item 1.	(a)	Name of Issuer:

Bakers Footwear Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2815 Scott Avenue
St. Louis, Missouri 63103

Item 2.	(a)	Name of Person Filing:

The Reporting Person is Private Equity Management Group Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

One Park Plaza
Suite 550
Irvine, CA 92614-2594

	(c)	Citizenship:

Nevada

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

057465106

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4.	Ownership.

(a) Amount beneficially owned: Private Equity Management Group Inc. is deemed to be the beneficial owner of an aggregate of 400,000 shares of Common Stock.

(b) Percent of class: 5.7%, based upon 7,055,856 shares of Common Stock outstanding as of May 9, 2008, as reported on the Issuer’s Form S-3 filed with the Securities & Exchange Commission on May 9, 2008.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 400,000 (See Item 4(a))

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 400,000 (See Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2008

Private Equity Management Group Inc.

By:	/s/ Robert J. Anderson
Name: Robert J. Anderson
Title: Co-President and Chief Operating Officer

By:	/s/ Wilbur Quon
Name: Wilbur Quon
Title: Chief Financial Officer